Exhibit 99.35

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Closes $2,000,000 CDN Private Placement

Laval, Québec, CANADA – February 13, 2012 – Acasti Pharma Inc. (“Acasti”) (TSX.V.APO) announces that further to its news release dated February 7, 2012, it has closed a private placement pursuant to which Dr. Harlan Waksal, Acasti’s Executive Vice-President, Business & Scientific Affairs, and Neptune Technologies & Bioressources Inc. (“Neptune”), Acasti’s parent company, have subscribed to Acasti’s capital stocks for total net proceeds of approximately $2,000,000 CDN (the “Offering”).

“My involvement I Acasti has progressively evolved since joining the management team in July 2011. Importantly, my current investment is due to my belief that Acasti will grow in value because of the potential of its drug candidate, CaPreTM, which is currently in phase II clinical studies in patients with hypertriglyceridemia” stated Dr. Harlan Waksal.

“It has been very stimulating to work with Dr. Harlan Waksal and we have greatly benefitted from his expertise since he joined Acasti’s management team.  Having him financially involved is also a testimony of his belief in Acasti’s value and a commitment to the company.” said Henri Harland, CEO of Acasti. “It’s all good news for our shareholders” he added.

Dr. Harlan Waksal has subscribed, for an aggregate consideration of $1,000,000 USD, to 750,000 units of Acasti composed of (i) 750,000 Class “A” common shares in the capital of Acasti at $1.33 USD per share, and (ii) warrants to purchase 750,000 additional shares. The warrants to purchase additional shares will be exercisable at a price of $1.50 CDN and will expire 36 months following their issue date. The warrants will be vesting over a period of two years and a portion of such warrants will be subject to the achievement of certain agreed upon and predefined milestones.

Neptune has subscribed to 750,000 Class “A” common shares in the capital of Acasti at $1.33 CDN per share, for an aggregate consideration of approximately $1,000,000 CDN.

“Contrary to Neptune, Dr. Harlan Waksal has also received warrants in consideration of his investment because of his personal contribution to Acasti’s performance.” stated Xavier Harland, CFO of Acasti.

The net proceeds of the Offering will be used for general corporate purposes (working capital). All securities issued in connection with the Offering were purchased by persons or entities related to Acasti.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB)
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 30 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Dave Burwell
(888) 221-0915
dave@howardgroupinc.com
www.howardgroupinc.com

# # #
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.